

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 26, 2011

Via Facsimile
Ms. Marcela Aparecida Drehmer Andrade
Chief Financial Officer
Braskem S.A.
Av. Das Nacoes Unidas, 8,501
Sao Paulo, SP-CEP 05425-070 Brazil

> **Re:** **Braskem S.A.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed June 10, 2011**
> **File No. 1-14862**

Dear Ms. Drehmer:

We have reviewed your response letter dated September 30, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the fiscal year ended December 31, 2010

15. Intangible Assets, page F-70

1. We note your response to our prior comment 13. Please provide us with a more specific and comprehensive discussion of the nature of the discrete financial information available for your Polyolefins and Vinyls business units. Please ensure that your discussion includes, but is not limited to, any discrete financial information related to the products in these business units. Also, please confirm to us that each of these two reportable segments are also operating segments, as defined in paragraph 5 of IFRS 8, and that neither of these two reportable segments included aggregated operating segments as contemplated by paragraph 12 of IFRS 8.

27. Earnings per Share (EPS), page F-116

2.   We note your response to our prior comment 18. Please revise future filings to separately identify the impact of each class of shares in your reconciliation. Please also disclose whether any shares are excluded because the impact would be anti-dilutive. Reference IAS 33.70.

3.   We note your determination that the Class A preferred shares are considered to be equal to common shares and your statement that the Class A preferred shares can be converted into common shares "upon approval in a general stockholders' meeting." Please explain to us what, if any, remedies are available to Class A preferred shareholders if approval to convert their shares into common shares is not obtained.

4.   We also note your disclosure on page F-113 that "preferred shares … have priority over common shares in the annual payment of a cumulative dividend of 6% of their unit value." We further note your disclosure on page F-114 that "[w]hen the priority dividend paid to preferred shareholders is equal to or greater than 25% of the net income for the year calculated based on article 202 of the Corporate Law, it constitutes the full payment of the mandatory dividend." Based on this disclosure it appears that your calculation of basic earnings per share should only include common shares because the common shares participate in the profit for the period only after the Class A and B preferred shares have received the priority dividend. Please provide us with the accounting guidance you relied upon to form your conclusion that the Class A Preferred shares should be included in the calculation of basic earnings per share. Refer to paragraphs 5, 6, 9 and 10 of IAS 33.

Exhibits

5.   We note your response to our prior comment 20. Please note that the reference to "continuing contracts to purchase the major part of your requirement of . . . raw materials" is an example of a type of contract upon which a business might be substantially dependent. In the case of your contracts with Petrobras, we believe that other circumstances deserve consideration in determining whether the contracts are material to your business and to investors and should be filed as exhibits.

        While we understand that naphtha may be available from other sources, it appears from your disclosure that you currently depend substantially upon your contracts with Petrobras for your supply of naphtha. As you disclose in your filing, Petrobras is currently the only Brazilian supplier of naphtha and has historically supplied all or a majority of the naphtha consumed by your Basic Petrochemicals Unit and your Quattor Unit. We also note your disclosures regarding the volatility of the price of naphtha, the percentage of your consolidated cost of sales and services rendered in 2010, the adverse impact you would likely experience if your ability to obtain naphtha from Petrobras were impaired, and the risk that regulatory changes that ended Petrobras' monopoly in the Brazilian naphtha market and allowed you import naphtha from other sources could be reversed. In view of these disclosures, we believe that you should file your agreements with Petrobras for the supply of naphtha with your next report.

Regarding the propylene supply contracts with Petrobras, you state that "the loss of supply under all of the propylene supply contracts with Petrobras would ***not lead to a decline in net sales of substantially less than 16.7%***" (emphasis added). This suggests that such loss could lead to a decline of up to 16.7%. Please clarify for us why you do believe that the portion of your net sales that is dependent upon Petrobras' supply of propylene to you is not substantive. Alternatively, please file your agreements with Petrobras for the supply of propylene with your next report.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin at (202) 551-3747 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief